ABSOLUTE SOFTWARE CORPORATION

Annual Information Form

For the Year Ended June 30, 2022

Dated August 23, 2022

Global Headquarters:
Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia, Canada
V7X 1K8
604-730-9851

www.absolute.com

TABLE OF CONTENTS

Page
Preliminary Notes	3
Corporate Structure	6
General Development of the Business	6
Description of the Business	10
Company Overview	10
The Absolute Platform and Technology	10
Market Opportunity	11
Business Model	11
Business and Growth Strategy	11
NetMotion Acquisition	12
Routes to Market	12
Partner Ecosystem	13
Seasonality	13
Sales and Marketing	14
Product Development and Operations	14
Information Security	14
Customers and Customer Experience	14
Intellectual Property	15
Office Facilities	15
Employees and Culture	15
Foreign Operations	16
Competition	17
Impacts of the COVID-19 Pandemic	17
Risk Factors	17
Dividend Policy	18
Capital Structure	18
Market for Securities	18
Escrowed Securities and Securities Subject Contractual Restriction on Transfer	23
Directors and Officers	23
Audit Committee	28
Legal Proceedings and Regulatory Actions	26
Interests of Management and Others in Material Transactions	27
Transfer Agent and Registrar	27
Material Contracts	27
Interests of Experts	28
Additional Information	28
Audit Committee Charter (Schedule “A”)	30

PRELIMINARY NOTES

Introduction

This Annual Information Form (this “AIF”) has been prepared in accordance with Form 51-102F2 and should be read in conjunction with the Company’s fiscal 2022 consolidated financial statements (and accompanying notes) and fourth quarter fiscal 2022 Management’s Discussion and Analysis (the “Q4-F2022 MD&A”). These documents, along with additional information about Absolute, are available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov.

The words “we”, “our”, “us”, the “Company” and “Absolute” refer to Absolute Software Corporation together with its subsidiaries and/or the management and/or employees of the Company (as the context may require).

The Company’s fiscal year ends on June 30 of each year. All information in this AIF is given as of June 30, 2022 unless otherwise indicated. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Forward-Looking Statements

This AIF contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this AIF, include, without limitation, any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic or related to the NetMotion (as defined below) acquisition; projected revenues, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results (including, without limitation, greater/continued remote working and/or distance learning); the increase in volume and range of data breaches and cyber threats; the anticipated operational, financial, and competitive benefits, and synergies of the NetMotion acquisition; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other channel partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s business development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; Absolute’s ability to meet its commitments under and remain in compliance with its Term Loan Facility (a defined below); the future availability of working capital and any required financing; future dividend issuances or increases; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; active and potential future litigation or product liability; future dividend issuances or increases; future fluctuations in applicable tax rates, foreign exchange rates, and/or interest rates; the future availability of tax credits; Absolute’s foreign operations; expenses, regulatory obligations, and/or legal exposures as a result of its SEC registration and Nasdaq listing; changes and planned changes to accounting policies and standards and their respective impact on Absolute’s financial reporting; Absolute’s environmental, social, and governance initiatives; macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations; the continued effectiveness of Absolute’s accounting policies and internal controls over financial reporting; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and to allow investors and others to get a better understanding of Absolute’s anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute and synergies from the acquisition; Absolute will transition the NetMotion customer agreements to recurring cloud subscriptions; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans (including, without limitation, enhanced data intelligence, Application Persistence™, and APaaS (as defined below)) will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will obtain FedRAMP (as defined below) certification and achieve greater penetration into government markets; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its Term Loan Facility; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire; Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute’s environmental, social, and governance initiatives will deliver positive outcomes; economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges; and Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting.

Although management believes that the forward-looking statements in this AIF are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described to Risk and Uncertainties” section of Absolute’s Q4 F2022 MD&A): that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that changes in macroeconomic conditions may harm our growth strategies and business prospects; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its Term Loan Facility, which could allow the lenders to accelerate the repayment of the debt or seek other remedies under the Term Loan Facility; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; risks related to economic and political uncertainty; and Absolute will not be able to maintain or enhance its accounting policies and standards and internal controls over financial reporting. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this AIF are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this AIF are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

Industry and Market Data

Information contained in this AIF concerning the industry and the markets in which Absolute operates, including Absolute’s perceived trends, market position, market opportunity, market share, and competitive advantages within the markets in which it operates, is based on information from independent industry analysts and third-party sources (including industry publications, surveys, and forecasts), Absolute’s internal research, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from Absolute’s internal research, and are based on assumptions made by Absolute based on such data and its knowledge of its industry and markets, which management believes to be reasonable. Certain of the sources utilized in this AIF have not consented to the inclusion of any data from their reports, nor has Absolute sought their consent. Absolute’s internal research has not been verified by any independent source and Absolute has not independently verified any third-party information. While Absolute believes the market opportunity and market share information included in this AIF is generally reliable, such information is inherently imprecise and may be rendered inaccurate by a variety of factors, including recent events and emerging economic trends. In addition, projections, assumptions, and estimates of Absolute’s future performance and the future performance of the industry and the markets in which Absolute operates constitute forward-looking statements which are subject to a high degree of uncertainty and risk due to a variety of factors, including those referred to under the heading “Forward-Looking Statements” above and in the “Risk Factors” and other sections of this AIF. As of the date of this AIF, the full and long-term impacts of the COVID-19 pandemic continue to unfold. It is not possible for Absolute to reliably estimate the length and severity of these impacts and, as a result, many of our estimates and assumptions contained herein required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods. Readers should carefully review these estimates and assumptions, along with the risk factors referred to in “Risk Factors”, in light of evolving economic, political, and social conditions.

Trademarks

ABSOLUTE, ABSOLUTE SOFTWARE, the ABSOLUTE logo, PERSISTENCE, APPLICATION PERSISTENCE, ABSOLUTE RESILIENCE, ENDPOINT RESILIENCE, ABSOLUTE REACH, ABSOLUTE CONTROL, SELF-HEALING ENDPOINT, and NETMOTION are trademarks of Absolute (or its subsidiaries) in Canada, the United States, and/or other jurisdictions. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CORPORATE STRUCTURE

Absolute Software Corporation was incorporated in 1993 under the predecessor statute of the British Columbia Business Corporations Act. At the Company’s annual general meeting held on December 12, 2017, the Company’s shareholders approved the adoption of the current Articles of the Company, a copy of which can be obtained under the Company’s profile on www.sedar.com.

Our head office is located at Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1K8. Our registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

As of the date of this AIF, Absolute Software Corporation has the following material directly or indirectly wholly-owned subsidiaries:

ABSOLUTE SOFTWARE CORPORATION
(British Columbia, Canada)
100%
ABSOLUTE SOFTWARE, INC.
(Washington, USA)
100%
ABSOLUTE SOFTWARE EMEA LIMITED
(United Kingdom)
100%
ABSOLUTE SOFTWARE (ASIA) PTE. LTD.
(Singapore)
100%
ABSOLUTE SOFTWARE PTY. LTD.
(Australia)
100%
ABSOLUTE SOFTWARE (VIETNAM) COMPANY LIMITED
(Vietnam)
100%
MOBILE SONIC, INC.
(Delaware, USA)
100%
ABSOLUTE SOFTWARE GMBH
(Germany)
100%
ABSOLUTE SOFTWARE K.K.
(Japan)

GENERAL DEVELOPMENT OF THE BUSINESS

Absolute® was founded in 1993 with the vision of enabling businesses to track and secure their mobile computing devices, regardless of user or location. Our solutions have evolved over time in response to market demand and opportunities – particularly in relation to the rise of mobile computing and the imperative for enterprises and other organizations to maintain visibility and control of their devices and data and ensure device and application security and resiliency, regardless of user location.

Today, we provide a cloud-based platform that enables the management and security of computing devices, applications, and data for a variety of organizations. Embedded in over a half-billion endpoint devices globally, Absolute empowers its customers with Self-Healing Endpoint™ security and always-connected visibility into their devices, data, users, and applications, whether endpoints are on or off the corporate network.

In the 2022 fiscal year (covering the period July 1, 2022 to June 30, 2023) we expect to continue to develop and enhance our product and service offerings and go-to-market initiatives, with specific focus on the integration of our recent acquisition of NetMotion Software, Inc. (“NetMotion”) (discussed below under “NetMotion Acquisition”).

Three Year History

Over the past three fiscal years (covering the period July 1, 2020 to June 30, 2022) we have continued to develop our business through product and service enhancements, strategic sales growth, expansion of our partner ecosystem, and corporate and organizational development.

2022 Fiscal Year

In the 2022 fiscal year (“F2022”) Absolute had the following product and operational achievements:
•In August 2021, OEM partners included Absolute as a core component of their Net New and Expansion Education Programs, focused on enabling K-12 organizations to leverage the Emergency Connectivity Fund and end of year device reclamation capabilities.
•In August 2021, we announced the release of the Absolute DataExplorer tool, a unique and flexible endpoint data exploration tool, enabling organizations to align Absolute’s expansive, on-demand endpoint telemetry with their evolving business requirements.
•In November 2021, we announced the launch of Absolute Application Persistence-as-a-Service (“APaaS”), empowering Independent Software Vendors (“ISVs”) and system manufacturers to leverage Absolute’s firmware-embedded, self-healing device connection to strengthen the health and resiliency of their mission-critical applications.
•In February 2022, our Secure Access product (NetMotion Mobility 12.14) achieved Common Criteria Evaluation Assurance Level (EAL) 4+, the highest certification level recognized internationally under the Common Criteria program for software products. Absolute is the only network solutions provider to achieve this certification across Android, iOS, macOS, and Windows for its Virtual Private Network (“VPN”) technology.
•In February 2022, we successfully completed the System and Organization Controls (SOC 2) Type I audit for our Secure Access cloud platform (formerly NetMotion by Absolute).
•In March 2022, we launched Absolute Insights™ for Endpoints and Networks – enabling organizations to track and analyze critical performance metrics spanning endpoints, users, applications, and network connections.
•In March 2022, we appointed the Nuvias Group as distributor in the DACH region, expanding on previous distribution agreements in the UK and Benelux.
•In March 2022, we were recognized by CRN®, a brand of The Channel Company, with a 5-star rating in its 2022 Partner Program Guide for the second consecutive year. The 5-star rating is awarded to select vendors that help push growth and positive change through their partner programs.
•In Q4 2022, we reached 13.6 million active endpoints across our global customer base – an increase of 18% year over year.
•In Q3 2022, we grew our catalogue of Application Persistence™ titles by 81% year over year.
•In June 2022, we announced a partnership with BlackBerry to enable joint customers to augment CylancePROTECT® with Absolute’s Application Persistence™ capabilities.
•In June 2022, we published ‘The Value of Zero Trust in a Work-from-Anywhere World’ report, revealing the increased risk exposure organizations face amid the shift to distributed and hybrid work.

In F2022 the Company had the following business and organizational highlights:
•In July 2021, we completed the acquisition of NetMotion. See below under “NetMotion Acquisition”.
•In February 2022, we were named to G2’s 2022 Best Software Awards for Best Security Products list in the Endpoint Security category – driven by continued customer satisfaction and significant market presence.
•In April 2022, we launched operations in Australia and New Zealand, as well as expanded operations across Europe, the Middle East and Africa, as a result of continued demand for our intelligent, self-healing security solutions.
•In May 2022, Absolute was featured as a Representative Vendor in the 2022 Gartner Market Guide for Zero Trust Network Access (“ZTNA”).
•In June 2022, Absolute completed a reorganization to consolidate and integrate NetMotion Software, Inc. into Absolute creating a more efficient operating structure going forward.
•Absolute continued strengthening its leadership team in F2022, reflected by the appointments of Peter Chess as General Counsel, Ron Fior as interim Chief Financial Officer and John Herrema as Executive Vice President of Product and Strategy. In addition, Andre Mintz joined our Board of Directors (the “Board”).

2021 Fiscal Year

In the 2021 fiscal year (“F2021”) Absolute continued developing and delivering innovative solutions for IT and security teams in the emerging ‘work from anywhere’ era, including:
•New platform capabilities for IT and security teams to automatically generate and distribute scheduled device reports, including the ability to instantly monitor any number of missing devices and the ability to track and execute custom workflows and remedial actions.

•An expanding library of autonomously self-healing applications powered by Absolute’s Application Persistence service, helping our customers keep common security controls and other applications healthy, active, and undeletable.
•A new Absolute Control® mobile application, designed to help our customers secure endpoint devices and protect sensitive data while on the go.
•‘Software Inventory’ and ‘Web Usage’ analytics, that provide IT and security teams with helpful insights into software and web usage across their distributed endpoint device fleets. This feature provides historical insights and customizable reports to help understand software and website usage patterns and web application adoption, and identify unsanctioned web applications or out-of-policy web behaviour.
•Prioritization by the United States Federal Risk and Authorization Management Program (“FedRAMP”) for Absolute’s platform to pursue a Provisional Authority to Operate (P-ATO) from the Joint Authorization Board (JAB), an important step towards growing our sales into US federal government agencies.

In F2021 Absolute undertook two milestone corporate transactions:
•In October 2020 Absolute completed a Canadian and US public offering of its common shares (“Common Shares”) for gross proceeds of approximately $69 million, combined with a cross-listing of the Common Shares on to the Nasdaq Global Select Market (“Nasdaq”). The Common Shares are now dual-listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq under the trading symbol ‘ABST’.
•In May 2021 Absolute announced that it had signed a definitive agreement to acquire NetMotion, a leading provider of connectivity and security solutions. The acquisition closed on July 1, 2021 and was partly funded by a new $275 million term loan from Benefit Street Partners LLC. See below under “NetMotion Acquisition” and “Material Contracts”.
•Absolute appointed Steven Gatoff as Chief Financial Officer and Matthew Schoenfeld as Chief Revenue Officer.

F2021 partner and other highlights included:
•Absolute continued to be included as a key component in the global security portfolios of Dell, Lenovo, and HP.
•Absolute launched a new Partner Program designed to increase revenue opportunities and tools for our global ecosystem of channel partners and resellers. In March 2021, Absolute was recognized in CRN’s 2021 Partner Program Guide for our delivery of helpful tools, programs, and resources to our managed service providers and reseller partners.
•Absolute released two annual reports discussing key insights about the state of endpoint controls:
oThe second annual education-focused report entitled “Distance Learning’s Impact on Education IT”, examining the effects of the rapid digital transformation and the sudden shift to remote learning on K-12 device health, security, and usage in the wake of the COVID-19 pandemic.
oThe third annual “Endpoint Risk Report”, highlighting key trends affecting enterprise data and device security, and underscoring the dangers of compromised security controls.
•Absolute’s President and CEO Christy Wyatt was named ‘New CEO of the Year’ in the December 2020 issue of the Globe and Mail’s Report on Business.
•Absolute was recognized as a winner or finalist in 17 award programs, including a Cybersecurity Excellence Award for Cybersecurity Company of the Year; a Cyber Catalyst℠ designation by leading cyber insurers for the Absolute Resilience™ platform; and inclusion in the Globe and Mail’s Second-Annual ‘Women Lead Here’ Benchmark of Executive Gender Diversity.

2020 Fiscal Year

In the 2020 fiscal year (“F2020”) Absolute continued developing and delivering innovative capabilities, including:
•Multiple user interface (UI) enhancements, designed to provide IT and security teams with richer experiences: a new visually-rich Absolute customer console with flexible customizable widgets, reports, and alerts; the ability to detect under-utilized devices, quickly spot vulnerabilities, and take immediate action to neutralize risks; simplifying security policy deployments and remote management of device fleets; easier and simplified license expiration visibility; and historical event capabilities, providing IT and security administrators with greater visibility and audit historical information on device events.
•A new ‘Missing Devices’ feature, intended to make it easier for our customers to locate, track, and manage missing devices.
•‘Absolute Secure Channel’, which provides secure and remote access to the firmware layer across endpoint devices to help strengthen the foundation of firmware-level protections.
•The addition of multiple new applications to Absolute’s growing Absolute’s Application Persistence ecosystem.
•Activated Absolute’s first public cloud data center in Europe.
•Provided capabilities to support existing customers in the face of the COVID-19 outbreak:

oAbsolute provided certain customers with premium features to ‘persist’ (or proactively repair and reinstall) their existing virtual private network VPN applications, helping ensure uninterrupted remote access to corporate and school networks, business and education applications, and data for remote workers.
oAbsolute provided certain customers with free access to a comprehensive library of automated, custom workflows, accelerating their ability to proactively pinpoint vulnerabilities and quickly take remedial action, whether a device was on or off the corporate network.
•Absolute introduced its first education research: “Cybersecurity and Education: The State of the Digital District in 2020”, focused on the state of IT security, staff and student safety, and endpoint device health in K-12 organizations.

Absolute continued building its leadership team in F2020, reflected by the appointments of William Morris as Executive Vice President of Product Development and Lynn Atchison to our Board.

F2020 partner and other highlights included:
•Absolute shipped and on-boarded its first Persistence-as-a-Service licensee customer (employing our Application Persistence technology).
•Absolute was again included as a key component in Dell’s global security portfolio.
•Absolute was featured in Lenovo’s ‘Partner Stimulus Package’.
•Panasonic included Absolute in its Toughbook bundle, reaching critical first responders, police, and fire agencies across multiple territories.
•ServiceNow certified the Absolute ITSM Connector for ServiceNow.
•Forbes Magazine recognized Absolute as a Top 10 Cybersecurity Company to Watch in 2020, for the second year in a row.

Significant Acquisitions

In July 2021, Absolute completed its acquisition of 100% of NetMotion, as more specifically described in the business acquisition report filed on September 13, 2021 under Absolute’s SEDAR profile at www.sedar.com. See below under “NetMotion Acquisition” for details regarding this acquisition.

DESCRIPTION OF THE BUSINESS

Company Overview

Absolute is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient Zero Trust for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 17,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 2022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.

Our vision is to be the world’s most trusted security company – which begins with our patented Persistence technology, and is rooted in the firmware and activated on more than 13 million endpoints globally. This unique and privileged position enables a permanent digital tether between the endpoint and the organization that distributed it, and positions Absolute as the only provider of resilient, self-healing, intelligent security solutions able to continuously assess risk and apply the right control at the right time at every step in the user’s access journey - from the firmware of the endpoint to the network edge.

The increasing volume and velocity of data breaches and cyber threats is forcing IT and security teams to increase security budgets and the number of solutions deployed to protect their environments. This is resulting in increased complexity - and with increased mobile computing as well as remote and hybrid working, CISOs are challenged by escalating risk and complexity at the endpoint and service edge, decreasing productivity because of degraded user experiences, and accelerating demand for a resilient security platform that focuses on ensuring security tools are working as intended.

The Absolute Platform and Technology

One of the essential platform components is the patented Persistence™ technology, which assures an always-on connection to the endpoint and allows for an always-on tunnel or network session. Furthermore, the Company’s self-healing client technology for Windows is capable of automatically repairing or reinstalling itself if it is tampered with, accidentally removed, or otherwise stops working.

The Secure Endpoint product portfolio enables IT and security personnel to monitor and address laptop computers' problems and ensures the laptops and their mission-critical applications to self-heal. This strengthens a company’s security posture, while helping IT maintain compliance. Absolute Visibility collects data about the endpoints' location, security posture, and hardware/software inventory. It provides analysis of software and hardware utilization and identifies potential failure points and suspicious use patterns. Absolute Control adds to these capabilities to control endpoints over the internet, allowing for remote file deletion and data wipe, freezing devices on demand when at-risk, as well as establishing geo-fences and alerts. Absolute Resilience adds further capabilities to secure endpoints from threats and vulnerabilities, and to respond to security breaches and incidents. It ensures that devices are self-aware of the environment and resilient to changes, e.g., by self-healing mission-critical applications. The catalogue of applications that can be monitored to determine if their integrity has been impeded due to decay, software collision, misconfiguration, or malicious actions and subsequently automatically self-heals (i.e., repairs or re-installs, as needed), has grown to 60 independent applications (as of June 30, 2022).

The Company added Absolute Ransomware Response in April 2022 to provide capabilities and services to assess an organization's ransomware preparedness and cyber hygiene across endpoints; ensure mission-critical security applications such as anti-malware and device management tools remain healthy and capable of self-healing; and expedite the quarantine and recovery of endpoints if a ransomware attack occurs.

The Secure Access product portfolio provides reliable network connectivity for users to gain secure access to critical resources in the public cloud, private data centers, or on-premises. These products allow users to transition from traditional secure remote access technologies to a Zero Trust approach, without affecting productivity or admin controls. Absolute VPN provides security and confidentiality for data in motion by means of encryption and access controls. It also offers benefits to the end user, such as persisting tunnel and network sessions and optimizing streaming video and audio. Absolute ZTNA provides a software-defined perimeter via Zero Trust Network Access, creating a context-based, logical access boundary around an application or set of applications – wherever they are hosted. It shields applications from the internet, making them invisible to unauthorized users. Access policies are enforced at the endpoint, avoiding latency and any data transgression. Absolute Insights for Network offers diagnostic and experience monitoring capabilities across endpoints and network, allowing organizations to pro-actively monitor, investigate, and remediate end user performance issues quickly and at scale, even on networks that are not company-owned or managed.

Since October 2021, our Secure Access portfolio has been enabled with the self-healing power we are known for in our Endpoint Resilience products.

In November 2021, Absolute launched a new service targeting Independent Software Vendors, called APaaS, enabling ISVs to embed our Application Persistence capabilities into their security and business applications – ensuring those applications stay installed, healthy, and working across their entire customer base. This new route to market creates an additional monetization opportunity for our solutions.

Market Opportunity

We believe that the market opportunity for Absolute centers around two key themes: (1) the acceleration of attack vectors and data breaches that are impacting organizations of all types, sizes, industries, and geographies; and (2) the shift to remote work and distance learning and the growing information security challenges associated with managing and measuring the health and security of these programs. Even prior to the outbreak of COVID-19, organizations around the world were becoming more distributed as they increased workforce mobility, grew their number of connected devices, and added more workloads to these devices. COVID-19 dramatically caused remote work to shift from a separately managed security and compliance process to the center of the working experience.

We believe that there will continue to be a structural shift to increased mobile computing and remote work and distance learning which we believe, in turn, will expand and accelerate our market opportunity as organizations in various sectors increasingly focus on the need to establish and maintain the resiliency of their endpoints, data, and networks. By establishing an unbreakable tether to every device, Absolute can deliver services required to support other security controls and productivity tools from bad actors, decay, and vulnerabilities, which enables organizations to keep data, devices, and applications secure and users productive. In addition, our real-time intelligence services amplify our customers’ ability to understand the health, compliance, and state of decay of endpoint security controls and productivity tools.

Business Model

Absolute’s Secure Endpoint products are delivered in a software-as-a-service (“SaaS”) business model, where customers access our service through the cloud-based Absolute Console. We sell our products to end customers most often under a term license model in which customers acquire subscriptions to our cloud-based software services for a specified term, typically ranging from one to five years.

The majority of these subscriptions are fully invoiced up-front for the entire licensed term and are non-refundable. We refer to our total invoiced sales in a period as our total “billings”. During Q4 F2022, the prepaid term of our billings averaged approximately 17 months (based on the ratio of the total amount invoiced over the annualized recurring revenue of the associated billings). We also offer enterprise license (“EL”) and site license (“SL”) models, which provide customers with the option to license our software for multiple years on either a fully pre-paid basis or with an annual payment at the start of each contract year.

Absolute’s Secure Access solutions are offered through on-premises perpetual licenses, term-based subscription licenses, or cloud-based subscriptions. We are in the process of two important expansions that we believe will further support the scalability of this product line. We are beginning to move the customer base from a historical software license and maintenance model to recurring subscription arrangements; and transitioning the product delivery to the cloud from a historically on-premises installation. At the end of Q4 F2022, approximately 73% of the Secure Access ARR portfolio was on subscription arrangements, an increase from approximately 70% at the end of Q3 F2022.

Business and Growth Strategy

Our acquisition of NetMotion positions Absolute to enable a reliable, resilient work from anywhere experience by ensuring maximum security and uncompromised productivity while enforcing Zero Trust principles. We believe that our combined portfolio will allow customers to efficiently transition to the modern security expectations of Zero Trust and Secure Access Service Edge (“SASE”), while enhancing their security and overall compliance posture.

Our go-to-market focus is centered on buyers across several core verticals, including government, healthcare, education, and public safety, as well as fast-growing segments, such as financial, legal and professional consulting firms.

The business meets the needs of both the IT and security buyer, providing resilient Zero Trust solutions for the modern CIO and CISO in their pursuit to protect their organizations. Absolute enjoys a relationship with the partner community to engage with its customer ecosystem of over 1,100 partners, including several global carriers and unique integrations with 28 leading PC OEMs. The Company is also focused on growth internationally, and has a physical presence across North America, as well as in the United Kingdom, Vietnam, Germany, Australia, Japan, and Latin America.

We are beginning to see the NetMotion acquisition deliver meaningful benefits for Absolute’s strategic position, including:

•Strengthening Absolute’s overall competitive position with unique capabilities and supporting new computing strategies needed in the emerging work from anywhere era;
•Establishing a competitive position in the high-growth Zero Trust and ZTNA markets with unique coverage, ranging from firmware to the network;

•Securing a position in mobile with an enterprise-grade VPN offering and enabling customers to transition to more modern security expectations of Zero Trust and SASE;
•Delivering to IT a complete view into the remote and hybrid worker with the ability to collect in-demand data, allowing organizations to more quickly respond to users’ needs, improve compliance, and strengthen security posture;
•Providing Absolute with revenue diversity that we believe helps de-risk and drive our long-term growth profile; and
•Providing additional product development capabilities in complementary fields, with teams based primarily in Seattle, U.S.A. and Victoria, Canada.

NetMotion Acquisition

On July 1, 2021, we completed the acquisition of 100% of the shares of NetMotion Software, Inc., a leading provider of connectivity and security solutions. The purchase price for the acquisition was approximately $342 million, and was paid in cash. The acquisition was financed with approximately $66.7 million in cash from Absolute’s balance sheet and with a $275 million term loan. Absolute filed a Form 51-102F4 Business Acquisition Report for the NetMotion acquisition in accordance with applicable securities law requirements on September 13, 2021.

NetMotion is a SASE business supporting over 3,000 organizations, combining high performance enterprise VPN, ZTNA, and DEM on a unified platform for enterprises with a distributed workforce. NetMotion brings a network-centric security platform with the ability to maintain a resilient connection across networks. This allows users to securely access organizational resources on-premises or in the cloud while moving through various locations, without the need to reconnect or re-authenticate.

•SASE is a security framework that converts security and network connectivity technologies into a single cloud delivered platform to enable secure and fast cloud transformation. SASE’s convergence of networking and network security is designed to meet the challenges presented by digital business transformation, edge computing, and workforce mobility.
•ZTNA is a product or service that creates an identity- and context-based, logical access boundary around an application or set of applications. The applications are hidden from discovery, and access is restricted via a trust broker to a set of named entities. The broker verifies the identity, context, and policy adherence of the specified participants before allowing access and prohibits lateral movement elsewhere in the network. This removes application assets from public visibility and significantly reduces the surface area for attack. ZTNA operates on a ‘deny by default’ basis, designed to keep unwanted users or bad actors from accessing sensitive enterprise resources.
•DEM is used to discover, track, and optimize web-based resources and the end-user experience. These tools monitor traffic, user behaviour, and a number of additional factors to help businesses understand their products’ performance and usability.

We believe NetMotion is differentiated in the market through the unique combination of VPN, ZTNA, and DEM capabilities built into a single platform, the focus on endpoint user experience, straightforward and fast deployment, and strong functionality. With the addition of NetMotion, Absolute brings together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of Endpoint Resilience, enabling organizations to prioritize a secure user experience while also minimizing the strain on IT and security teams, maximizing technology functionality, and strengthening overall security posture. As of the date of this AIF, we continue to execute our integration plan. We have integrated back-office functions and continue to roll out phased go-to-market and product development initiatives and strategies aimed at developing and offering complementary and enhanced solutions to the market.

Routes to Market

We have several routes to market which are grounded in our ‘land and expand’ strategy, where we seek to grow our presence within a customer’s IT and security environments over time.

PC OEMs

During the selling process, we typically co-engage with our PC OEM partners, often also in conjunction with resellers and distribution partners (see “Partner Ecosystem” below). Commonly, a customer’s purchase of our solutions will be made in conjunction with the purchase of new endpoint devices from the PC OEM. Orders are often placed from our end user customers to our partners, who then place orders directly with Absolute. To drive demand, we operate a channel support team with responsibility for cultivating go-to-market initiatives with our channel partners and driving new customer acquisition campaigns.

Direct

Our direct sales force is responsible for targeting new customers, solution design, upselling and expanding within existing accounts, and relationship management with our end customers. Commonly, a customer’s initial purchase of our solutions will be made in conjunction with the purchase of new endpoint devices and will represent a small portion of the overall license opportunity within that customer’s environment. Many customer deployments expand over time, either as a result of customer purchases of incremental licenses on new device purchases or, alternatively, through the purchase of an enterprise or site license covering a majority or all devices in their environment. Customer expansion is often facilitated by our strategic customer engagement activities.

Other Channel Partners

In addition to our strategic partnerships with PC OEMs, Absolute is engaged with and sells through a variety of other indirect channel partners, including resellers, distributors, and managed IT service providers (“MSPs”) around the world. These partners typically have direct relationships with existing and potential customers, offering opportunities for Absolute to acquire new customers, especially in regions where we do not currently have a physical presence.

Partner Ecosystem

Our partner ecosystem is an essential component of our business strategy. Our key partners are PC OEMs who are both key collaborative technology partners and key distribution and reseller partners. We also have a robust and growing network of other partners such as distributors, resellers, MSPs and ISVs. As an increasing number of end customers are relying on outsourced expertise to manage IT for and secure their organizations, we are seeing growth in our MSP and Managed Security Service Provider ecosystem that leverage Absolute to provide endpoint services to their customers. In addition, we partner with ISVs to enable health monitoring and resiliency of the ISVs’ solutions with the Absolute Persistence technology.

Our strong relationships with PC OEMs are foundational to our robust ecosystem. In part, we are able to leverage the sales organization of those partners to market and resell our solutions. We are continually enhancing and expanding our PC OEM relationships from both the technology and go-to-market perspectives in order to drive value for them. Our PC OEM partners have adopted our Persistence technology as a standard and have embedded it in the firmware of their laptop, desktop, and/or tablet devices. This is an important collaboration for us, as the embedded support enhances the persistence (the ability to survive unauthorized or unintentional removal attempts) of our software, which is a key differentiator for us. Our Persistence technology is normally shipped in a dormant state with the device and is activated after the customer purchases our service and installs the Absolute software agent.

The following table lists PC OEMs who currently provide embedded support for our Persistence technology:

• Aava Mobile (since 2015)	• Microsoft (since 2014)
• Acer (since 2009)	• MPS Mayorista (since 2015)
• ASUS (since 2009)	• Mustek Systems (since 2015)
• Daten (since 2014)	• NCS Technologies, Inc. (since 2007)
• Dell (since 2005)	• Panasonic (since 2006)
• Dynabook (since 2006)	• PC Smart SA (since 2013)
• Fujitsu (since 2006)	• Pinnacle Africa (since 2015)
• Fujitsu Client Computing Ltd. (since 2019)	• Pixart SRL (since 2021)
• Getac (since 2008)	• Positivo Informatica SA (since 2014)
• HP (since 2005)	• Prestigio (since 2015)
• Inforlandia LDA (since 2013)	• Samsung (since 2011)
• Intel (Classmate Computer) (since 2009)	• SMD Technologies (since 2020)
• J.P. SA Couto (since 2020)	• VAIO (since 2017)
• Lenovo (since 2005)	• Zebra (since 2015)

Seasonality

Given the annual budget approval process of many of our customers, we see seasonal patterns in our business. Historically, a higher concentration of billings has occurred in the fourth quarter of each fiscal year, due primarily to higher activity in the North American education sector during this quarter. The strength of this seasonal pattern in the future will be impacted by the shifting relative proportions of our sales into the enterprise, government, and education sectors.

Sales and Marketing

Our primary go-to-market strategies are to generate demand for new sales opportunities including through our PC OEM partners and to retain and expand with our existing customers. In addition, we generate sales and facilitate renewals via our other distribution channels, such as resellers, distributors, MSPs, and integrators. Our sales and marketing teams work closely with our channel partners to identify and close opportunities in an effort to expand our market penetration and opportunity pipeline. These teams’ responsibilities include strategic technology and sales program development with PC OEM partners and other software vendors, logistics management, training, event coordination, advertising and special promotions, and day-to-day in-field sales cycle management with end customers.

Our marketing team works cross-functionally to build demand and preference for Absolute’s security solutions, with the aim of appealing to new customers, retaining existing customers, and continuously developing brand awareness. In addition, our communications team is dedicated to generating awareness for and showcasing Absolute across relevant business, trade, and financial media coverage and industry reports.

Product Development and Operations

Our success is a result of our continuous drive for innovation. We recognize that continually enhancing and expanding the capabilities of our core technology and services is essential for carrying out our business strategy and maintaining and expanding our competitive position. We invest substantial resources in research and development to enhance our platform and ecosystem and develop new features and functionality. We maintain a regular release process to update and enhance our existing solutions.

We have assembled teams of developers, engineers, product managers, and other high-skilled staff to develop and execute on the Company’s product roadmap. These teams are primarily based in offices located in Vancouver and Victoria, Canada; Ho Chi Minh City, Vietnam; Iowa, Colorado and Washington, U.S.A. We also have teams of operational staff responsible for operating our cloud, data center, and hosted service infrastructure.

Information Security

Given the scope of Absolute’s capabilities and the scale of our deployment, security is critically important to us. Absolute is committed to maintaining strong security controls, including encryption, to protect the information our customers and partners entrust to us. We maintain administrative, technical, and organizational security measures to protect third-party information from loss, misuse, and unauthorized access or disclosure. These measures are based on industry security practices and take into account the sensitivity of the information we collect, the current state of technology, the cost effectiveness of implementation, and the scope of the data processing we engage in. Absolute has not experienced an information security breach in the last three fiscal years.

Absolute implements and maintains a cybersecurity framework to manage cyber risk, control, and compliance-based activities. This framework is based on the International Organization for Standardization (ISO) and International Electrotechnical Commission (IEC) 27001 standard. The Absolute platform is audited once a year for ISO/IEC 27001:2013 compliance by a third-party accredited certification body, providing independent validation that security controls are in place and operating effectively. Absolute also maintains robust cyber insurance coverage.

We have established a dedicated senior management committee to oversee our cybersecurity risk program and to address any cybersecurity risks within our organization. This committee is overseen by, and reports at least quarterly into, our Audit Committee, which is comprised entirely of independent directors. Absolute employees receive security training during onboarding and on an ongoing basis.

Customers and Customer Experience

We have a diversified customer base, with over 17,000 customers globally (as of June 30, 2022). Our end customers include businesses of various sizes and industries, healthcare organizations, educational institutions, governmental agencies, and individual consumers. We do not have economic dependence on any single end customer.

Our success is also attributable to our relentless focus on our customers’ experience and journey with Absolute. Our ‘Customer Experience’ organization (including Customer Success, Professional Services, Investigations, Support & Education, and Customer Programs) integrates Absolute’s customer delivery functions under a common umbrella. These teams are responsible for curating the Absolute customer journey, capturing the voice of the customer, and creating programs to support a robust subscription base of engaged, loyal, and growing customers. These teams play key roles in the maintenance and development of our solutions and continued customer satisfaction. Our pre-sales and post-sales activities are aligned to create a unified approach to optimizing customer outcomes at all stages of the customer journey.

We offer our customers a comprehensive onboarding experience, as well as product training, ongoing health check services, and premium support. Our Absolute Assist professional service offering provides customers with a dedicated technical account manager, and our Absolute Manage professional service offering is a staff augmentation offering designed to extend our customers’ IT teams. We also provide a wide range of product customization and integration capabilities.

Intellectual Property

We rely on a combination of patents, trademarks, copyright, trade secrets, confidentiality procedures, contractual provisions, and other measures to protect our proprietary information and technology. At June 30, 2022, Absolute had a global portfolio of 178 issued patents and 24 patent applications in process. These patents cover a broad range of software and communication technologies and have varying expiry dates.

Office Facilities

Including NetMotion, as of the date of this AIF Absolute has the following leased office spaces:

Location	Approximate Square Feet	Expiry Date
Vancouver, British Columbia, Canada	46,000	November 2024
Victoria, British Columbia, Canada	4,428	June 2027
Seattle, Washington, U.S.A.	24,400	September 2024
Austin, Texas, U.S.A.	11,000	April 2026
San Jose, California, U.S.A.	10,700	October 2025
Ankeny, Iowa, U.S.A.	2,900	July 2022
Broomfield, Colorado, U.S.A.	1,800	March 2022
Ho Chi Minh City, Vietnam	6,800	September 2022
Reading, England	3,700	May 2023

Employees and Culture

Excluding independent contractors and temporary employees, as of June 30, 2022, Absolute had a total of 740 employees, (compared to 535 at June 30, 2021, and 499 at June 30, 2020). As of July 1, 2022, our 740 employees were organized as follows:

Function	Number of Employees
Engineering and Product Development	294
Sales and Marketing	200
Customer Experience	104
General Administration, Security & Risk Compliance, and IT	84
Product Management	24
Legal, Human Resources and Communications	21
Research and Development	13

Absolute’s employees in Vietnam are represented by an internal labour union and are subject to written Internal Labour Rules which cover important items of the working environment. No other Absolute employees are represented by a labour union or subject to a collective bargaining agreement. Absolute has never experienced a labour-related work stoppage.

Our Company culture and the employee experience for our diverse global workforce has been and continues to be a key focus area for us, especially during a challenging time for many people due to the COVID-19 pandemic. We believe our culture is a function of what we reward. We align our employee recognition and rewards to our core values: we celebrate innovation, which helps solve our customers’ problems; we celebrate performance, recognizing employees who ‘get stuff done’; and we believe in collaboration, understanding that hard problems require teamwork.

We also believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to equality, diversity, and inclusion at all levels to ensure that we attract, retain, support, and promote the brightest and most talented individuals. We are also committed to removing systemic barriers within our organization and communities and fostering an inclusive culture based on merit and free of conscious or unconscious bias.

Foreign Operations

Absolute has historically derived the majority of its revenues from outside of Canada. The United States is currently both Absolute’s largest market and source of revenue by geographic area. Europe and other international regions have also provided revenue growth, and Absolute continues to strategically invest for revenue growth in certain emerging markets outside of North America. In addition, Absolute maintains a substantial operation in Vietnam, which is primarily comprised of engineering and other technical staff.

Competition

The markets we serve are increasingly competitive and are characterized by continuous and rapid changes in technology, customer needs, and industry standards.

For our Secure Endpoint products, we have historically experienced few direct competitors for Absolute’s offerings, which we believe are unique in the IT and security markets. On occasion, we encounter companies that offer capabilities that overlap with certain subsets of our product portfolio. Those competitors or potential competitors include:

•Unified endpoint management vendors such as Ivanti, Microsoft (with its Microsoft Endpoint Manager software), and VMware (with its Workspace ONE), which offer endpoint hardware/software inventory, remote device lifecycle management, and remote remediation capabilities;
•Endpoint protection or endpoint detection and response vendors such as CrowdStrike, Microsoft, and Tanium that help maintain a company’s compliance posture and reduce its risk exposure;
•Endpoint-focused data security vendors such as Microsoft and Symantec Corporation, which enable the detection of sensitive data on end users’ devices; and
•Companies such as GoGuardian, Google, and Lightspeed Systems that provide solutions to the education market focused on the device lifecycle management of faculty, teacher, and student devices.

However, our product offerings often can complement these other companies’ offerings, by providing status reporting on their presence and activity on the endpoint and the ability to self-heal and repair many applications.

We believe our competitive position in the market is built upon the following unique differentiators:

•Absolute Persistence Technology: Patented technology embedded in over half a billion devices, which provides an always-on connection to the endpoint. Once activated, this technology is fiercely resilient and is the only solution to survive attempts to disable it, even if the device is re-imaged, the hard drive is replaced, or the firmware is flashed. Absolute Persistence technology allows for granular visibility and control of the endpoint, helping to maintain operability as well as security and compliance posture of the device.
•Application Persistence: The ability to detect exposures, self-heal, and remediate mission-critical third-party applications that are policy-enabled within the Absolute Console. This assures that these applications remain healthy and deliver full intended value. Ultimately, it helps improve compliance and security posture, while enabling frictionless end user experience and assures higher productivity.
•Granular Endpoint Telemetry: Visibility across hardware, software, operating systems, geolocation, and hundreds of other data points. This enables IT teams to captures risks before they become incidents, so that customers can minimize their cyber threat exposure, keep auditors happy, and ensure uncompromised end user productivity.
•Unbreakable Control: Combines always-on connectivity – even if a device has been compromised – with a library of custom scripts. This helps execute custom workflows and automate script commands to expedite device remediation or fully recovery, leading to expedited recovery times and cost reductions.
•Device Recovery: Tracks and locates any device, anytime – even off corporate network. Customers can flag missing devices and receive alerts when they connect to the internet. IT team can also leverage an experienced Investigations team for recovery of stolen devices in collaboration with law enforcement, which minimizes risk exposure as it relates to lost or stolen devices.

For our Secure Access solutions (added via the NetMotion acquisition), competitors and potential competitors include:

•Independent IT security vendors, such as Check Point Software Technologies Ltd., Citrix Systems, Inc, F5 Networks, Inc., Fortinet, Inc., Palo Alto Networks, Inc., Pulse Secure, LLC (acquired by Ivanti), Symantec Corporation, and Zscaler, Inc., which offer a broad mix of network and endpoint security products.
•Large networking vendors, such as Cisco Systems, Inc. and Juniper Networks, Inc., which offer security appliances and incorporate security capabilities in their networking products.
•Other providers of IT security services that offer, or may leverage related technologies to introduce, products that compete with or are alternatives to our Secure Access solutions.

We believe our competitive position in the market is built upon the following unique differentiators:

•Persistence Technology: Patented technology that provides an always-on tunnel or network session, eliminating application connections being dropped when roaming through coverage gaps or switching networks. This allows for reliable connectivity, resulting in optimal user experience and improved productivity for mobile users by avoiding application restarts and lost work.
•Resilient Windows Agent: Self-healing ZTNA agent for Windows is capable of automatically repairing or reinstalling itself if tampered with, accidentally removed, or otherwise stopped working.
•Single Platform, Single Agent: Secure Access leverages a single platform, single agent to deliver both enterprise virtual private network (VPN) and Zero Trust Networks Access (ZTNA) capabilities.
•Policy Enforcement at the Endpoint: Zero Trust principles/policies are enforced the closest to the end user, meaning at the endpoint. This minimizes the attack surface by protecting data where it is created.
•Granular Network Telemetry: Visibility and control into applications and network traffic without having to route all traffic through a cloud-based gateway.
•Full-Stack Diagnostics: Pro-actively diagnose and report connectivity problems, network coverage, and speed. This helps optimize user experience and improves productivity.

We believe that the organizations need both Secure Endpoint and Secure Access controls to be able to confidently establish resilient Zero Trust principles for the anywhere workforce, which positions us uniquely in the market by bringing together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of resilience from the endpoint to the network edge.

Impacts of the COVID-19 Pandemic

As of the date of this AIF, although uncertainty in the macro-economic environment has resulted in headwinds in specific customer sectors, we continue to believe the underlying fundamentals of our business remain sound, notwithstanding the rapidly evolving challenges and uncertainties presented by the COVID-19 pandemic:

•With the rapid shifts in where and how people work and learn, we believe the relevance of solutions and technology like ours, which protect distributed devices and data, have gained and will continue to gain importance.
•We have long-term relationships with our customers, in the form of recurring contracts, which accounted for approximately 97% of our revenue for the year ended June 30, 2022.
•We expect that our ARR, which results from customer term subscriptions to our software service, will continue to provide stability in our revenue and also in profitability and cash flow.
•We believe we have a strong balance sheet and sufficient liquidity to support our business objectives in the coming fiscal year.

We continue to actively manage and evolve our employee, office, and travel policies and procedures to align with recommendations of the health and government authorities in the locations in which we operate.

Notwithstanding the continually evolving impacts of the COVID-19 pandemic, particularly the medium and long-term economic effects, we believe that this environment has only reinforced the need for organizations of various sizes and industries to modernize their businesses and workforces in the emerging ‘work from anywhere’ era.

Please refer to the specific risk factor regarding COVID-19 impacts in the Q4-F2022 MD&A, as referenced below under “Risk Factors”.

RISK FACTORS

Due to the nature of the Company’s business and operations, the Company faces a number of risks and uncertainties. These risks and uncertainties are described in detail in the section of the Q4-F2022 MD&A entitled “Risks and Uncertainties”, which section is incorporated herein by reference. The Q4-F2022 MD&A is available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov. Our disclosure of these risks and uncertainties is typically updated in our quarterly publicly-filed management’s discussion and analysis.

DIVIDEND POLICY

Absolute commenced paying dividends on its Common Shares in January 2013. The Company paid a quarterly dividend of CAD$0.08 per Common Share in each fiscal quarter over the past three fiscal years. Although the Company currently expects to continue paying a quarterly cash dividend, the actual payment, timing, and amount of dividends to be paid by the Company is determined by the Board on a quarterly basis. The Board makes these determinations after considering all relevant factors including cash flow, the results of operations, financial condition, the need for funds to finance ongoing operations, and other relevant business considerations.

CAPITAL STRUCTURE

The authorized capital of the Company consists of 100,000,000 Common Shares. At June 30, 2022, 51,111,769 Common Shares were issued and outstanding. The holders of Common Shares are entitled to one vote for each share held on all matters to be voted on by the shareholders and are entitled to receive such dividends as may be declared by the Board. In the event of the dissolution, liquidation, winding-up, or other distribution of the assets of Absolute, the shareholders are entitled to receive on a pro-rata basis all of the assets of Absolute remaining after payment of all of Absolute’s liabilities. The Common Shares carry no pre-emptive or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the ticker symbol ‘ABST’.

The monthly share prices and monthly trading volumes for F2022 on the TSX were as follows:

Month	High (CAD)	Low (CAD)	Volume
July 2021	$18.13	$16.84	2,298,600
August 2021	$17.93	$13.20	5,674,600
September 2021	$15.84	$13.84	3,776,700
October 2021	$14.24	$13.58	3,193,600
November 2021	$14.47	$10.96	7,734,400
December 2021	$12.45	$10.71	7,180,800
January 2022	$11.85	$9.16	4,128,500
February 2022	$12.47	$9.72	4,185,300
March 2022	$11.80	$9.72	8,326,500
April 2022	$11.27	$9.85	4,287,600
May 2022	$12.25	$8.81	5,287,600
June 2022	$12.13	$9.90	2,414,100

The monthly share prices and monthly trading volumes for F2022 on Nasdaq were as follows:

Month	High (USD)	Low (USD)	Volume
July 2021	$14.52	$13.17	1,025,300
August 2021	$14.25	$10.37	2,421,100
September 2021	$12.62	$10.91	2,006,400
October 2021	$11.50	$10.73	2,108,600
November 2021	$11.63	$8.60	4,923,200
December 2021	$9.71	$8.36	3,748,600
January 2022	$9.69	$7.22	3,780,400
February 2022	$9.84	$7.67	2,201,500
March 2022	$9.28	$7.61	2,562,200
April 2022	$9.01	$7.67	1,732,400
May 2022	$9.61	$6.79	3,448,400
June 2022	$9.65	$7.59	1,262,100

Prior Sales

Options

During F2022 the Company issued the following Common Shares pursuant to option exercises under the Company’s 2000 Share Option Plan.

Issue Date	Aggregate Number of Common Shares Issued for Option Exercises	Fair Market Value of Common Shares on Issue Date (CAD)
July 15, 2021	12,275	$17.57
September 1, 2021	2,025	$15.19
September 9, 2021	5,400	$15.34
September 16, 2021	1,350	$14.39
November 17, 2021	5,000	$12.71
November 23, 2021	247,348	$11.76
June 10, 2022	1,354	$11.68

Restricted Share Units

During F2022 the Company issued the following restricted share units (“RSUs”), with an underlying right to acquire an equal number of Common Shares. These Common Shares were issued under the Company’s Performance and Restricted Share Unit Plan (the “PRSU Plan”).

Issue Date	Aggregate Number of Common Shares Issued from RSUs	Market Value of Common Shares on Issue Date (CAD)
August 17, 2021	17,325	$16.05
August 18, 2021	110	$15.61
August 19, 2021	3,258	$14.93

August 20, 2021	4,040	$14.34
August 24, 2021	2,523	$14.30
August 27, 2021	15,821	$14.43
August 30, 2021	4,718	$14.49
September 1, 2021	18,651	$14.69
September 2, 2021	1,866	$14.79
September 3, 2021	985	$14.93
September 7, 2021	13,869	$15.18
September 9, 2021	2,036	$15.51
September 13, 2021	2,672	$15.50
September 14, 2021	1,610	$15.40
September 15, 2021	993	$15.23
September 16, 2021	32,574	$15.03
September 17, 2021	1,103	$14.82
September 21, 2021	330	$15.36
November 16, 2021	3,798	$13.34
November 17, 2021	49,933	$13.67
November 18, 2021	81,896	$13.30
November 19, 2021	22,316	$12.93
November 23, 2021	5,975	$13.07
November 24, 2021	2,009	$12.22
November 25, 2021	7,206	$12.03
November 26, 2021	165	$11.86
November 29, 2021	2,424	$11.67
November 30, 2021	6,796	$11.49
December 1, 2021	2,036	$11.37
December 2, 2021	15,582	$11.31
December 3, 2021	14,266	$11.29
December 6, 2021	6,846	$11.23
December 7, 2021	2,461	$11.19
December 8, 2021	27,576	$11.12
December 9, 2021	14,096	$11.12
December 10, 2021	4,767	$11.12
December 13, 2021	2,109	$11.18
December 14, 2021	30,622	$11.26
December 15, 2021	3,344	$11.33
December 16, 2021	10,643	$11.36

December 21, 2021	1,482	$11.38
December 29, 2021	215	$11.79
December 31, 2021	36,289	$12.01
February 15, 2022	94,915	$10.80
February 16, 2022	15,813	$11.10
February 17, 2022	2,811	$11.55
February 22, 2022	316	$12.05
February 23, 2022	3,572	$12.11
February 24, 2022	5,853	$12.15
February 25, 2022	15,492	$11.73
February 28, 2022	6,393	$11.85
March 1, 2022	6,627	$11.54
March 2, 2022	53,790	$11.43
March 7, 2022	19,270	$11.48
March 8, 2022	290	$11.63
March 9, 2022	640	$11.48
March 10, 2022	3,329	$11.24
March 11, 2022	9,545	$10.97
March 11, 2022	12,623	$10.85
March 14, 2022	4,190	$10.90
March 15, 2022	9,845	$10.85
March 16, 2022	14,081	$10.78
May 18, 2022	1,444	$9.75
May 19, 2022	3,232	$10.09
May 20, 2022	14,215	$10.68
May 26, 2022	1,628	$11.20
May 30, 2022	4,375	$11.43
June 1, 2022	354	$11.26
June 6, 2022	820	$11.75
June 13, 2022	535	$11.56
June 16, 2022	5,000	$11.39

Performance Share Units

During F2022 the Company issued the following performance share units (“PSUs”), with an underlying right to acquire up to two times the number of Common Shares based on specified performance criteria. These Common Shares were issued under the PRSU Plan.

Issue Date	Aggregate Number of Common Shares issued from PSUs	Market Value of Common Shares on Issue Date (CAD)
August 18, 2021	9,921	$14.23
August 19, 2021	15,014	$14.06
August 20, 2021	2,980	$14.15
August 24, 2021	6,788	$14.50
September 3, 2021	2,285	$15.29
September 9, 2021	3,151	$15.67
September 10, 2021	26	$15.14
September 13, 2021	7,220	$14.94
September 14, 2021	1,610	$15.04
September 15, 2021	5,776	$14.78
September 16, 2021	6,306	$14.39
November 17, 2021	8,886	$12.41
November 18, 2021	62,226	$12.57
November 23, 2021	945	$11.88
December 3, 2021	1,057	$11.34
December 6, 2021	793	$11.05
December 8, 2021	528	$11.17
December 9, 2021	4,164	$11.36
December 14, 2021	2,662	$11.33
December 15, 2021	528	$11.24
December 16, 2021	2,127	$11.27
February 15, 2022	4,759	$11.70
February 16, 2022	3,966	$12.01
February 17, 2022	1,586	$12.21
February 18, 2022	1,322	$12.17
February 24, 2022	4,759	$11.65
February 28, 2022	3,471	$10.92
March 1, 2022	4,759	$11.31
March 2, 2022	127,406	$11.43
March 3, 2022	21,393	$11.41
March 4, 2022	8,646	$11.46
March 11, 2022	532	$11.00
March 11, 2022	10,086	$10.85
March 19, 2022	40,480	$10.76

Employee Share Ownership Plan

During F2022 the Company issued the following Common Shares pursuant to the Company’s Employee Share Ownership Plan (the “ESOP”). The issuance price of Common Shares under the ESOP is 85% of the lower of the closing market price on the first and last day of the relevant 6-month offering period, and therefore can result in an issuance price that is below the market price of the Common Shares.

Issue Date	Aggregate Number of Common Shares Issued	Issue Price per Common Share (CAD)
July 26, 2021	42,164	$12.88
January 12, 2022	52,533	$10.08

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, none of its securities are in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Directors

The current Directors of the Company are set out below. The Directors are elected by the shareholders at each annual meeting of shareholders and typically hold office until the next annual meeting of shareholders, at which time they may be re-elected or replaced.

The Board has three standing committees, each comprised entirely of independent Directors: the Audit Committee; the Compensation Committee; and the Governance and Nominating Committee.

Lynn Atchison
Ms. Atchison joined Absolute as a Director in August 2019 and is currently the Chair of the Audit Committee. Ms. Atchison is a resident of Austin, Texas and currently serves on the boards of Q2 Holdings (NYSE: QTWO), and Bumble (NASDAQ: BMBL). Most recently, Ms. Atchison was the CFO of Spredfast, Inc., a provider of enterprise social media management software. Prior to that, she served as the CFO of the online vacation rental marketplace HomeAway, Inc. from August 2006 until March 2016. During her tenure at HomeAway the business grew from $10 million to over $500 million in revenue and Ms. Atchison oversaw over 20 acquisitions, expansion into Europe, South America, and Australia, and an IPO on the Nasdaq in June 2011. Ms. Atchison was also instrumental in the sale of HomeAway to Expedia in December 2015 for $3.9B. Ms. Atchison is a Certified Public Accountant and holds a degree in Accounting from Stephen F. Austin State University. Ms. Atchison is also National Association of Corporate Directors (NACD) Directorship Certified™.

Andre Mintz
Mr. Mintz joined Absolute as a Director on August 5, 2021. Mr. Mintz is a resident of Waxhaw, North Carolina. Mr. Mintz is a seasoned technology and cyber risk management executive with more than 30 years of experience designing, building, and leading information security, data protection, and privacy programs at a global scale. He is also a former law enforcement officer and a US Air Force veteran. Mr. Mintz currently serves as Chief Information Security Officer (“CISO”) of Newport Group, a financial services firm and provider of retirement plans, corporate insurance, and consulting services with over a half-trillion dollars in assets under administration. Prior to joining Newport, he was Executive Vice President at Red Ventures, a $10B portfolio of digital companies and global brands, where he held the combined roles of CISO, Chief Privacy Officer (CPO), and Chief Security Officer. Mr. Mintz’s prior experience also includes: serving as Vice President and Chief Security Officer at Reuters; serving as Director of Trustworthy Computing & Chief Security Strategist at Microsoft; serving on Microsoft’s World-Wide Chief Security Officer’s Council; and serving as Kinko’s first CISO. Mr. Mintz is a Certified Information Systems Security Professional and holds a Graduate Certificate in Cybersecurity from Harvard University. Mr. Mintz also serves on the Board of Directors of the Cloud Security Alliance, a non-profit organization that promotes best practices for providing security assurance within cloud computing and provides education on the uses of cloud computing to help secure all other forms of computing.

Gregory Monahan
Mr. Monahan joined Absolute as a Director in December 2012 and is currently the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Monahan is a resident of Darien, Connecticut. Mr. Monahan is a Senior Managing Director of Crescendo Partners, L.P. and he is the Portfolio Manager of Jamarant Capital, L.P., a New York-based investment firm. Since November 2021, he has also been the CEO of Legato Merger Corp. II, a special purpose acquisition company. Mr. Monahan previously co-founded Bind Network Solutions, a consulting firm focused on network infrastructure and security. Mr. Monahan also serves on the board of directors of Primo Water

Corporation (NYSE: PRMW), a leading pure-play water solutions provider in North America, Europe, and Israel. He was formerly a director of: BSM Technologies, a commercial fleet telematics provider; COM DEV International, a designer and manufacturer of space hardware; ENTREC Corporation, a crane and heavy haul transportation company; SAExploration Holdings, a geophysical services company offering seismic data acquisition services to the oil and gas industry; O’Charley’s Inc., a multi-concept restaurant company; and Bridgewater Systems, a telecommunications software provider. Mr. Monahan holds a Bachelor of Science degree in Mechanical Engineering from Union College and a MBA from Columbia Business School. Greg is also National Association of Corporate Directors (NACD) Directorship Certified™.

Daniel Ryan, Chairman
Mr. Ryan joined Absolute as a Director in June 2011, has been Chair of the Board since December 2013, and is currently a member of the Audit Committee and the Compensation Committee. Mr. Ryan, a resident of Greenwood, Minnesota, is a software and technology executive with over 30 years of experience and a background in product and market strategy, business development, and mergers and acquisitions. Mr. Ryan is currently the CEO and a director of CiBO Technologies, a science-driven software company that models and simulates agricultural ecosystems. From 2011 to 2018 (until its acquisition by Marlin Equity Partners), Mr. Ryan was the President and CEO of RedBrick Health, which grew into an acknowledged industry leader in SaaS-powered employee well-being and health engagement. Before RedBrick, Mr. Ryan was President and CEO at Secure Computing, a $250M leader in enterprise security solutions, prior to it being acquired by McAfee, where he served as EVP and General Manager of their $500M Network Security Business Unit. Prior to Secure Computing, Mr. Ryan served as President and Chief Operating Officer at Stellent, a leading enterprise content management software company that grew revenues from $2M to $130M during his tenure before being acquired by Oracle, where he became Senior Vice President of Enterprise Content Management Products. Mr. Ryan joined Stellent from Foglight Software, an innovator in e-commerce and application performance management that was acquired by Quest Software, where he headed marketing, product management, and business development. Mr. Ryan is also a director of LogicStream Health, a clinical process improvement company, and was previously a director of Secure Computing. Mr. Ryan holds a Bachelor of Science degree in Math and Economics from the University of Minnesota.

Sal Visca
Mr. Visca joined Absolute as a Director in March 2014 and is currently a member of the Compensation Committee and the Governance and Nominating Committee. Mr. Visca is a resident of Miami, Florida and his principal occupation is as Chief Technology Officer of Vertex (NASDAQ: VERX), a leading provider of comprehensive, integrated tax technology solutions, where he has been since March 2021. Prior to joining Vertex, Mr. Visca spent 10 years as the Chief Technology Officer at Elastic Path Software, a privately held e-commerce software company, and from 2005 to 2008 served as the Chief Technology Officer at Business Objects, an enterprise software company specializing in business intelligence. When Business Objects was acquired by SAP in 2007, Mr. Visca transitioned to Chief Technology Officer for the SAP Technology Development Group until 2010. Prior to Business Objects, he held a number of technology leadership positions at Infowave Software and IBM. Mr. Visca served as the Chairman of the Advisory Board of Infowave Software Inc. from 2004 to 2006. Mr. Visca also served as a director of DDS Wireless International Inc. from November 2006 to July 2014, as the independent director of Terminal City Capital Inc. from May 2008 to August 2010, and as an advisor of INETCO Systems Limited. Mr. Visca graduated with Honours from the University of Western Ontario with a Bachelor of Science in Computer Science.

Gerhard Watzinger
Mr. Watzinger joined Absolute as a Director in December 2014 and is currently the Chair of the Compensation Committee and a member of the Governance and Nominating Committee. Mr. Watzinger, a resident of Naples, Florida, is the Chairman of CrowdStrike (NASDAQ: CRWD), a cloud-based security and endpoint protection company, and a member of the board of directors at Mastech Digital (NYSE: MHH) and KnowBe4 (NASDAQ: KNBE). Mr. Watzinger previously served as the chief strategy officer and an executive vice president at McAfee, where he was responsible for guiding McAfee’s global business strategy and development. Mr. Watzinger helped accelerate the international expansion of McAfee and directed the company through numerous successful mergers and acquisitions. Mr. Watzinger was also the architect of McAfee’s acquisition by Intel, a $7.7B transaction which is one of the largest deals in the security industry. Mr. Watzinger holds a Bachelor’s degree in Computer Science from the University of Applied Sciences in Munich, Germany.

Christy Wyatt
Ms. Wyatt is Absolute’s President and Chief Executive Officer. Ms. Wyatt is an effective resident of San Jose, California but also maintains residence in British Columbia. Ms. Wyatt joined Absolute as CEO in November 2018 and became a Director in December 2018. Previously, Ms. Wyatt served as President and CEO of Dtex Systems, a leader in enterprise user intelligence and insider threat detection. Prior to Dtex, Ms. Wyatt was Chair, President, and CEO of Good Technology, which was acquired by Blackberry in 2015. Ms. Wyatt has held a variety of executive leadership roles at globally recognized business and technology brands including Citigroup, Motorola, Palm, Apple, and Sun Microsystems. Ms. Wyatt currently serves as a member of the boards of directors (including committees) of Silicon Labs (NASDAQ: SLAB) and Quotient Technology (NYSE: QUOT). She has been named: ‘New CEO of the Year’ in the December 2020 issue of the Globe and Mail’s Report on Business; one of Inc. Magazine’s Top 50 Women Entrepreneurs of America; Information Security’s CEO of the Year; one of the Fierce Wireless ‘Most Influential Women in Wireless’; and one of the Top 50 Women Leaders in SaaS. Ms. Wyatt graduated from the College of Geographic Sciences in Nova Scotia, Canada and also holds the NACD Certificate in Cybersecurity Oversight.

Executive Officers

The executive officers of the Company are:

Peter Chess, General Counsel & Corporate Secretary
Mr. Chess, a resident of Oakland, California joined Absolute in March 2022. Mr. Chess leads the company’s legal team and oversees all legal functions and strategies – including corporate, governance, and securities law matters, licensing and intellectual property, privacy and employment law matters, compliance, and litigation. Mr. Chess is a seasoned, technology-focused lawyer with over 12 years of private practice and in-house experience. Prior to joining Absolute, he was the Vice President of Legal and Secretary of Aeva Technologies, Inc., the Director of Legal, Corporate and Assistant Secretary at JUUL Labs and practiced corporate law (M&A, corporate governance, venture capital, capital markets and securities law) with two of the United States top international law firms (Cooley LLP and Wilson Sonsini Goodrich & Rosati). Mr. Chess holds a law degree from UCLA School of Law and an undergraduate degree from Georgetown University.

Ron Fior, Interim Chief Financial Officer
Mr. Fior, a resident of Redwood, California, joined Absolute in March of 2022. Mr. Fior is responsible for all global finance, accounting, financial reporting, audit, tax, investor relations and capital planning functions. Mr. Fior is a seasoned financial executive with over 30 years of CFO experience, both domestic and international. Prior to joining Absolute, Mr. Fior was elected as a partner at FLG, a financial and consulting and advisory practice of experienced CFOs. He also served as CFO of Quotient Technology, a CPG digital commerce marketing solution provider, where he managed all finance, corporate development, accounting, taxation, facility, human resources, and information technology matters. Mr. Fior holds a Bachelor of Commerce Degree from the University of Saskatchewan.

William Morris, Executive Vice President, Product Development
Mr. Morris, a resident of San Jose, California, joined Absolute in October 2019. Mr. Morris leads all aspects of engineering and product development at Absolute. Mr. Morris has over two decades of proven product leadership, with significant expertise in delivering world-class solutions across cloud, mobile and desktop applications. Mr. Morris has driven innovation at some of the world’s biggest brands. Prior to joining Absolute, he was Senior Vice President of Engineering at BlackBerry, where he led a 400+ person global engineering team in the delivery of security, mobile, cloud, and server solutions. Prior to BlackBerry, Mr. Morris was Vice President and Head of Engineering for Good Technology, was Vice President of Mobile Product Development at McAfee, and held numerous escalating roles at AOL including Vice President of Personalization Products and Vice President of Products and Technology. Mr. Morris holds a degree in Computer Studies from Amersham College in England.

Matthew Schoenfeld, Chief Revenue Officer
Mr. Schoenfeld, a resident of Verona, New Jersey, joined Absolute in June 2021. Mr. Schoenfeld oversees all revenue-generating activities at Absolute, including the global sales organization, sales operations, channel partnerships and development, and customer experience. Mr. Schoenfeld has more than two decades of sales leadership in the cybersecurity and enterprise SaaS space and a proven track record of developing high-performing sales teams and a customer-first culture across all go-to-market teams. Mr. Schoenfeld most recently served as an Executive in Residence at Greylock Partners, a leading venture capital firm based in Silicon Valley, where he consulted on a large portfolio of cybersecurity and other companies. Prior to Greylock, Mr. Schoenfeld spent five years in a leadership role at FireEye, where he drove rapid growth for the Americas business. Prior to FireEye, Mr. Schoenfeld held multiple sales leadership positions at leading enterprise software providers, including VMware and DynamicOps.

Christy Wyatt, President and Chief Executive Officer
See Ms. Wyatt’s biography above.

Security Holding

At June 30, 2022, the Directors and executive officers of the Company collectively owned or controlled 541,514 Common Shares of the Company, representing approximately 1.06% of the Company’s outstanding Common Shares at June 30, 2022.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our Directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of our Directors or executive officers or, to our knowledge, shareholders holding a sufficient number of securities to materially affect control of Absolute has within the 10 years prior to the date of this AIF: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii)

been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of our Directors or executive officers or, to our knowledge, shareholders holding a sufficient number of securities to materially affect control of Absolute has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Company is not aware of any existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any Director or officer of the Company or of a subsidiary of the Company.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee’s Charter is attached to this AIF as Schedule “A”.

Composition of the Audit Committee

As of the date of this AIF, the Audit Committee is composed of Lynn Atchison (Chair), Daniel Ryan, and Gregory Monahan, each of whom is financially literate and independent of the Company as such terms are defined in National Instrument 52-110 – Audit Committees.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his/her responsibilities as an Audit Committee member. Specifically:
•Lynn Atchison has experience as a public company Chief Financial Officer and serving on the Audit Committees of public companies. Ms. Atchison is a Chartered Professional Accountant and holds a degree in Accounting from Stephen F. Austin State University.
•Daniel Ryan has experience as a President and/or Chief Executive Officer of diverse group of companies. Mr. Ryan holds a degree in Math and Economics from the University of Minnesota.
•Greg Monahan is an experienced investment portfolio manager and has served on the boards of a number of public and private companies. Mr. Monahan holds a MBA from Columbia University.
•Andre Mintz is a seasoned technology and cybersecurity executive with more than 30 years of experience building and leading information security programs on a global scale.

Audit Committee Oversight

During F2022, all recommendations of the Audit Committee with respect to nomination or compensation of the Company’s external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

During F2022, the Audit Committee pre-approved a number of specific non-audit services, namely, tax advisory and information security services. In addition, the Audit Committee pre-approved the Chair of the Audit Committee to authorize other non-audit services up to a maximum of CAD$15,000 per quarter.

External Auditor Service Fees

Fees billed or to be billed by the Company’s external auditor for the fiscal years ended June 30, 2022, and 2021 are, or are expected to be, as follows:

	Amount billed during
	Fiscal 2022	Fiscal 2021
Audit Fees(1)	$552,402	$297,647
Audit-Related Fees(2)	$56,791	$181,261
Tax Fees(3)	$44,240	$97,322
Other Fees(4)	nil	nil
Total Fees	$653,433	$576,229

(1)“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, including consent letters and quarterly reviews.
(2)“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include quarterly specified auditing procedures, accounting consultations on proposed transactions, professional services associated with security filings and registration statements, and statutory audits.
(3)“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)“Other Fees” include fees for advisory services which are not included in “Audit Fees” and “Audit-Related Fees”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any existing or contemplated legal proceedings that it is or was a party to, or that any of its property is or was the subject of, during F2022 that involves a claim for damages which, exclusive of interest and costs, would be material to the Company.

Regulatory Actions

There were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed fiscal year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, of (i) a Director or executive officer of the Company, (ii) a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares of the Company, or (iii) any associate or affiliate of any of the foregoing, in any transaction within the three most recently completed fiscal years or during the current fiscal year, that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent for the Company’s Common Shares is AST Trust Company (Canada).

MATERIAL CONTRACTS

The Company is party to the following material contracts (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) entered into during F2022 or prior to the date of this AIF. There are no material contracts that the Company entered into prior to F2022 that are still in effect.

BSP Credit Agreement

Absolute entered into a Credit Agreement (the “BSP Credit Agreement”) dated July 1, 2021, with Benefit Street Partners LLC and its affiliates pursuant to which we obtained a $275,000,000 secured term loan (the “Term Loan Facility”). The Term Loan Facility was drawn down in full on closing of the NetMotion Acquisition.

The Term Loan Facility bears interest at a floating rate predicated on the LIBOR or the US base rate, plus a variable margin which ranges from 5.50% to 6.00% for LIBOR loans and 4.50% to 5.00% for US base rate loans based on

Absolute’s total net leverage ratio. Upon discontinuation of LIBOR, floating rates predicated on LIBOR will be determined based on an alternate benchmark rate.

The Company has the option to convert the loans bearing interest predicated on LIBOR to loans bearing interest at a fluctuating base rate plus a variable margin rate which ranges from 4.50% to 5.00% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Quarterly installment repayments to the lenders in the amount of 0.25% of the aggregate principal amount of the initial borrowing (subject to adjustment in accordance with the terms of the BSP Credit Agreement) commenced on September 30, 2021 and amounts outstanding under the Term Loan Facility are also subject to certain other mandatory repayment requirements set out in the BSP Credit Agreement.

The BSP Credit Agreement includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The BSP Credit Agreement requires the Company to maintain a maximum total net leverage ratio which ranges from 8.00:1.00 (for the four fiscal quarter-period ending September 30, 2021) to 3.75:1.00 (for the four fiscal quarter-period ending June 30, 2024, and for each period thereafter) and is tested quarterly.

The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:

•the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued Common Share);
•certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and
•certain permitted indebtedness not exceeding specified percentages of EBITDA, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.

The Company is in compliance with all financial and operating covenants under the BSP Credit Agreement as at the date of this AIF. The BSP Credit Agreement includes standard and customary events of default.

The BSP Credit Agreement is available to view under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

Names of Experts

The financial statements of the Company for the year ended June 30, 2022, have been audited by Deloitte LLP.

Interests of Experts

Deloitte LLP are the external auditors for the Company and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov. References to our website in this AIF do not incorporate by reference the information on such website into this AIF, and we disclaim any such incorporation by reference.

Additional financial information (including more detailed information with respect to risks and uncertainties) is provided in the Company’s audited consolidated financial statements and MD&A for the years ended June 30, 2022 and 2021. Copies of the financial statements and MD&A are available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov.
Additional information (including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans) will be contained in our management information circular that will be filed in connection with our next annual shareholders meeting. Once filed, the circular will be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. The Company’s management information circulars for its prior annual shareholders meetings are available under the Company’s profile on SEDAR at www.sedar.com.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Securities Exchange Act of 1934, as amended, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

SCHEDULE “A”

ABSOLUTE SOFTWARE CORPORATION

AUDIT COMMITTEE CHARTER

I.    MANDATE

The mandate of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Absolute Software Corporation (the “Company”) is to assist the Board to fulfill its oversight responsibilities relating to:

(a)the integrity of the Company’s financial reporting and financial statements;

(b)the effectiveness of the Company’s internal controls and risk management processes;

(c)the Company's compliance with applicable legal and regulatory requirements; and

(d)the appointment and performance of the Company's internal and external auditors.

The Company’s management is responsible for: (i) adopting and applying sound accounting principles: (ii) designing, implementing and maintaining effective processes related to internal control over financial reporting; and (iii) preparing the annual and interim financial statements, associated Management’s Discussion & Analysis (“MD&A”) and other relevant continuous disclosure documents. The external auditor is responsible for conducting an independent audit in accordance with professional standards and for forming an opinion on the annual financial statements. The Committee is responsible for overseeing these financial reporting activities.

In performing its duties, the Committee will maintain effective working relationships and provide an avenue for effective and open communication among the Board, management, the external auditor and any internal audit function.

II.    LIMITATION ON THE ROLE OF THE COMMITTEE

The Committee’s role is one of oversight. While the Committee has the responsibilities and powers set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with international financial reporting standards and applicable laws, rules and regulations. These are the explicit responsibilities of management and the external auditor. As such, in executing its oversight role, the Committee does not provide any expert or special assurances or guarantees regarding the Company’s financial statements, nor does it provide any professional certification as to the external auditor’s work.

III.    MEMBERSHIP

The Committee will consist of at least three Directors, but not more than five Directors, appointed by the Board annually. Each member of the Committee shall serve at the pleasure of the Board until the member resigns from the Committee, is removed from the Committee by the Board or ceases to be a member of the Board. The membership of the Committee will be guided by applicable legal, stock exchange and corporate governance requirements and recommendations, including National Instrument 52-110 - Audit Committees (“NI 52-110”).

Chair

At the time of the annual appointment of the Committee, the Board will appoint one of the members of the Committee as Chair, and the Chair will be in charge of overseeing and managing the affairs of the Committee, including by presiding over all Committee meetings, coordinating the Committee’s compliance with this Charter, working with management to develop the Committee’s annual work-plan, and delivering reports of the Committee to the Board.

Independence

All members of the Committee must be independent Directors(1) (subject to any exemptions or relief that may be granted from such requirements).

(1)Within the meaning of “independence” per the provisions of NI 52-110, the NASDAQ Rules, and Rule 10A-3 promulgated by the SEC (and any successor rules). See also National Policy 58-201 - Corporate Governance Guidelines for guidelines as to composition of Board committees.

Expertise of Committee Members

Each member of the Committee must be financially literate, as such term is defined in NI 52-110 and the Listing Rules of The Nasdaq Stock Market LLC (the “NASDAQ Rules”). At least one member of the Committee should be financially sophisticated (within the meaning set forth in the NASDAQ Rules) and a financial expert and have accounting or related financial management expertise, for example as a certified public accountant, chief financial officer or corporate controller. The Board will interpret the qualifications of financial literacy and financial management expertise in its business judgement within the requirements of NI 52-110, the NASDAQ Rules, the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and other applicable laws and regulations and will determine whether a Director meets these qualifications.

No member of the Committee may serve on the audit committees of more than two other public companies at the same time as being a member of the Committee, unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

IV.    MEETINGS

The Committee will meet at least four times annually according to a schedule established each year, and at such other times as determined necessary or desirable by the Committee.

The Committee Chair (or his or her designate) will prepare an agenda in advance of each meeting, in consultation with management, other Committee members and, where appropriate, the external auditor and/or any internal audit function. The agenda and supporting materials will be circulated to the members in advance of the meeting to allow members an appropriate period of time to prepare for the meeting. The Committee Chair will chair all Committee meetings that he or she attends, and, in the absence of the Chair, a designate of the Chair who is a member of the Committee will chair the Committee meeting at which the Chair is not present.

The Committee will, where appropriate, invite members of management, the external auditor, and/or any internal audit function to attend meetings. In addition, the Committee may invite to any of its meetings external legal counsel or other external advisors or other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

The Committee will meet at least quarterly with the Company’s management and at least annually with the external auditor. In addition, the Committee may meet in camera from time to time to discuss any matters of interest or concern to the members in the absence of management or other interested parties.

A quorum of the Committee is the attendance of at least two thirds of the members of the Committee. No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.

Meetings may be held in person, by teleconference, or through the use of any telecommunication system that permits all persons participating in the meeting to adequately communicate with each other.

At any meeting of the Committee, questions will be decided by a majority of the votes cast by members present, except where only two members are present, in which case any question must be decided unanimously.

V.    RESPONSIBILITIES

The Committee’s role is to provide an independent review of the financial function of the Company and is responsible for supporting management in, and verifying the quality and integrity of, the Company’s financial reporting obligations. In fulfilling this role, the Committee’s responsibilities include the following:

Internal Controls
•Overseeing and reviewing, in consultation with management, the external auditors and any internal audit function, the reliability, adequacy and effectiveness of management’s system of internal controls over the Company’s accounting and financial reporting systems, including, without limitation, controls over financial reporting, non-financial controls and legal and regulatory controls and the impact of any identified weaknesses in internal controls.

•Reviewing, in consultation with management, the external auditors, and any internal audit function, any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings.
•Ensuring that the external auditors keep the Committee informed of any fraud, illegal acts, deficiencies in internal controls and other relevant matters about the Company that come to their attention during their audit, and review any related issues identified and recommendations made by the external auditors, together with management’s responses thereto, including the timetable for implementation of recommendations to correct any identified weaknesses in internal controls.
•Reviewing any related party transactions and potential conflicts of interest.
•Assessing the extent to which internal control recommendations made by the external auditors or any internal audit function have been implemented by management.
•Assessing the Company’s financial computer systems and applications, the security of such systems and applications and the contingency plan for processing financial information in the event of a systems breakdown.
•Reviewing any allegations of fraud disclosed to the Committee involving management or other employees of the Company with a role in the Company’s internal controls over financial reporting.
•Receiving and reviewing management’s report on the effectiveness of internal controls over financial reporting, including the factors identified by management as factors that may affect future financial results, and the interim and annual CEO and CFO certifications filed with the securities regulatory authorities.
•Discussing with the CEO and CFO their certification of the internal controls over financial reporting, as and when appropriate or required by applicable law or regulation.

Risk Management
•Reviewing and overseeing the Company’s policies and practices with respect to risk assessment and risk management in all areas, including risks related to finance, operations, physical security, information security, product, records management, fraud and other crime.
•Meeting regularly with management and other appropriate staff to discuss the Company’s significant risk exposures, the likelihood of the risks manifesting, the potential impact of the risks manifesting and steps management has taken and is taking to monitor, assess, control and mitigate such exposures (including relevant insurance coverages).

Ethics Compliance & Whistleblowers
•Reviewing the Company’s ethics compliance and whistleblower program(s), including policies and procedures for monitoring compliance, and the implementation and effectiveness of such program(s).
•Establishing procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or audit matters; and (b) the confidential, anonymous submission by employees regarding such matters.
•The Committee Chair, or another member of the Committee designated by the Chair, will serve as the recipient of any whistleblower submissions and will lead a review of the subject matter of the report. The member conducting the review may enlist employees of the Company or outside legal, accounting or other advisors, as appropriate, to assist in or conduct the review.
•At least quarterly, the Committee Chair will report to the Board on the number of whistleblower complaints received and the status of all complaints reviewed.

Financial Reporting

General
•Reviewing significant accounting and financial reporting issues, with particular emphasis on identifying the principal risks to the accuracy of financial reporting and any changes of a material nature to the characterization of entries and accounts.
•Reviewing and discussing with management and the external auditor and, where appropriate, recommending approval to the Board of all public disclosure relating to financial information such as press releases, financial statements, MD&A, Annual Information Forms, projections or materials otherwise involving information derived from the financial reports or the analytic reporting thereof, as well as financial information and guidance provided to analysts and rating agencies.

•Reviewing with the external auditors their proposed audit adjustments and any audit problems or difficulties and management's response thereto.
•Reviewing significant accounting and financial reporting requirements in effect from time to time, including recent professional and regulatory pronouncements and critical accounting policies, and understanding their impact on the financial statements.
•Reviewing with the external auditor and management the extent to which changes or improvements in financial or accounting practices, as previously reported to the Committee, have been implemented.
•Reviewing issues related to liquidity, capital resources and contingencies that could affect liquidity.
•Reviewing treasury operations, including investment policies, financial derivatives and hedging activities.
•Reviewing material off-balance-sheet transactions and contingent liabilities.
•Discussing with the external auditor any matters that auditing standards require to be communicated with the Committee.
•Receiving and reviewing reports from other Board committees with regard to matters that could affect financial reporting.
•Overseeing the resolution of any disagreements between management and the external auditor regarding financial reporting.
•Following completion of the annual audit, reviewing with management and the external auditor: any significant issues, concerns or difficulties encountered during the course of the audit, including any issues that arose during the course of the audit and have subsequently been resolved and those issues that have been left unresolved; key accounting and audit judgments; and levels of misstatements identified during the audit, obtaining explanations from management and, where necessary the external auditor, as to why certain misstatements might remain unadjusted.
•Reviewing any other matters related to financial reporting that are brought forward by management, the external auditors, and/or any internal audit function or which are required to be communicated to the Committee under accounting policies, auditing standards or applicable laws or regulations.

Annual and Interim Financial Statements
•Reviewing the annual and interim financial statements, determining whether they are complete and consistent with the information known to the Committee members and assessing whether they reflect appropriate accounting principles, estimates and judgments.
•Meeting with management and the external auditors to review the annual financial statements, the associated MD&A and the results of the audit.
•Meeting with management and, if necessary, the external auditors to review the interim financial statements and associated MD&A.
•Making recommendations to the Board regarding the Board’s approval of the annual and interim financial statements and the associated MD&A.
•Understanding how management develops and summarizes quarterly financial information and the extent to which the external auditors review quarterly financial information.
•Paying particular attention to disclosure of complex and/or unusual transactions and significant changes to accounting principles, alternative treatments under applicable regulatory accounting initiatives, restructuring charges and derivative disclosures.
•Focusing on judgmental areas, such as those involving the valuation of assets and liabilities.
•Ensuring appropriate review of accounting practices that relate to transfer pricing.

Internal Audit (if and as applicable)
•Reviewing and approving management’s decisions relating to the need for internal audit.
•Reviewing and approving the mandate, budget, plan, performance, and qualifications of the internal audit function.
•Reviewing significant reports prepared by the internal audit function together with management’s response and progress in remedying any significant findings.

•On a regular basis, meeting with the chief internal auditor and the external auditor in the absence of management to discuss any matters that the Committee or the internal audit function believes should be discussed.

External Auditors
•If and when necessary, selecting, retaining and terminating the external auditor (subject to any applicable Board or shareholder approvals) and recommending to the Board the compensation for the external auditors. In such regard, recommending to the Board the nomination of the external auditor for approval by the shareholders.
•Reviewing and approving the external auditor’s annual audit plan, including relevant engagement terms and fees. Reviewing the external auditor’s proposed audit scope and approach, including coordination of audit effort with the internal audit function, if applicable.
•Overseeing the work of the external auditors and ensuring that the external auditor reports directly to the Committee.
•Reviewing with the external auditor the quality, not just the acceptability, of the Company’s accounting principles as applied to critical accounting policies and practices, alternative treatments of financial information that have been discussed with management and any other material communications with management.
•Reviewing and confirming the independence and performance of the external auditors annually, prior to the issuance of the external auditor’s report on the annual financial statements, including a review of the cost and nature of all non-audit services provided, and the auditors’ assertion of their independence in accordance with professional standards.
•Obtaining and reviewing annually a report from the external auditor describing: (a) the external auditor’s internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) all relationships between the external auditor and the Company.
•Obtaining and reviewing quarterly a report prepared by the external auditor in respect of the respective interim financial statements.
•Reviewing the audit representation letters with particular attention to non-standard representations.
•Reviewing and monitoring the content of the external auditor’s management letter, in order to assess whether it is based on a good understanding of the Company’s business and establishing whether recommendations have been acted upon and, if not, the reasons they have not been acted upon.
•Pre-approving all non-audit services provided by the external auditor to the Company. Pre-approval requirements may be met where the Committee establishes detailed policies as to each service to be pre-approved and the Committee is informed of such services at its next meeting, provided that the policies must not include delegation of the Committee’s responsibilities to management. The Committee may delegate this authority to one of the Committee members, but not to management, provided the non-audit services in question are presented to the Committee at its next meeting.
•Establishing which non-audit services the external auditor will be prohibited from providing, considering (a) whether the skills and experience of the audit firm make it a suitable supplier; (b) whether there are safeguards in place to ensure that there is no threat to the external auditor’s objectivity and independence in the conduct of the audit; and (c) the type of the non-audit services, the related fee levels and the fee levels individually and in aggregate relative to the audit fee.
•Having the external auditor provide the Committee with a summary of any investigation by governmental or professional authorities within the preceding five years respecting any audits of the Company carried out by the external auditor and any steps taken to deal with any issues raised by the inquiry or investigation.
•On a regular basis, meeting separately with the external auditor in the absence of management to discuss any matters required by applicable auditing standards to be discussed by the external auditors with the Committee or that the Committee or the external auditor believes should be discussed.

Compliance with Laws and Regulations
•Periodically obtaining updates from management regarding material compliance with applicable laws and regulations.

•Reviewing, with the Company’s legal counsel (at least once annually), any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and any inquiries received from regulators or governmental agencies.
•Periodically reviewing legal and regulatory requirements that may have a significant impact on the Company’s business, financial statements or results of operations.
•Being satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.
•Reviewing the findings of any examinations by regulatory agencies such as the British Columbia Securities Commission or any stock exchange upon which the Company’s securities are listed from time to time.
•Reviewing any reports concerning fraud, corruption, bribery or other legal or regulatory non-compliance that occurs at the Company, including consideration of the internal controls that should be strengthened to reduce the risk of a similar event in the future.

Other Responsibilities
•Ensuring that significant findings and recommendations made by management or the internal or external auditors are received and discussed on a timely basis.
•If necessary, reviewing the policies and procedures in effect for considering officers’ expenses and perquisites.
•Performing other oversight functions as requested by the Board.
•Ensuring that the Annual Information Form discloses the text of this Charter, a description of any specific policies and procedures for the engagement of non-audit services, the aggregate fees (by service fee category) billed by the external auditor in each of the last two years and any other information regarding the Committee, the Company’s external auditor and the financial position of the Company required by applicable laws and regulations.
•Reviewing and approving any Committee disclosure required by applicable law in the Company’s public disclosure documents.
•Performing any other activities required by applicable laws, rules, regulations, and/or stock exchange requirements, and performing other activities that are consistent with this Charter, the Company’s constating documents and governing laws, as the Committee or the Board deems necessary or appropriate.

Reporting Responsibilities
•Regularly reporting to the Board about Committee activities and making appropriate recommendations.
•Maintaining minutes of all Committee meetings.

VI.    RESOURCES AND AUTHORITY

The Committee has the authority, and will be provided with all resources that it reasonably requires, to discharge its responsibilities, including the authority to conduct any investigation appropriate to fulfilling its responsibilities and having full access to all Company books, records and personnel. The Committee may, as appropriate, engage, at the expense of the Company, outside auditors, independent legal counsel and/or other experts or consultants that the Committee deems appropriate. The Committee may, to the extent permissible by applicable law, designate a sub-committee to review any matter within this Charter as the Committee deems appropriate. The Committee may communicate directly with the internal and external auditors.

VII.    CHARTER

At least once annually, the Committee will review and re-assess the adequacy of this Charter to ensure compliance with any applicable laws and rules and regulations and recommend any proposed changes to the Board for approval.

Last updated: October 28, 2020